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Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919
www.invescoaim.com
March 11, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Equity Funds File Nos: 811-01424 and 002-25469
Dear Mr. Di Stefano:
     On behalf of AIM Equity Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on March 1, 2010, with regard to Post-Effective Amendment No. 100 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2009, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective March 11, 2010.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
     General Comments – Prospectuses
1. Comment: Note that the comments previously given on Post-Effective Amendment No. 45 (the “Amendment”) to AIM International Mutual Funds’ (“AIMF”) and Post-Effective Amendment No. 89 to AIM Investment Funds’ (AIF) registration statements on Form N-1A for AIMF and AIF also apply to this filing, unless otherwise noted.
     Response: Our response to the comments previously received on Post-Effective Amendment No. 45 to AIMF’s and Post-Effective Amendment No. 89 to AIF’s registration statements on Form N-1A for AIMF and AIF, respectively, are the same for this filing.
AIM Capital Development Fund
2. Comment: The section entitled, “Objective and Strategies,” indicates that “The Fund’s investment objective may be changed by the Board of Trustees without shareholder approval.

Vincent Di Stefano
Division of Investment Management
March 11, 2010	Page 2
The Fund will provide shareholders with advance notice of any change to the Fund’s investment objective.” Please add disclosure indicating that shareholders will have 60 days’ notice of any such change.
     Response: The requested disclosure has not been added as the 60-day notice requirement applies only to a change in a Fund’s 80% names rule policy.
3. Comment: Include the dollar range for mid/large-capitalization issuers as of a recent date in the sections entitled, “Principal Investment Strategies of the Fund” and “Objectives and Strategies.”
     Response: The requested change has been made to the applicable prospectuses.
4. Comment: Initial Public Offering (IPO) risks is included; include IPO as a part of the strategies in the summary section.
     Response: The requested change has been made.
5. Comment: In the “Average Annual Total Returns” chart, delete the “Since Inception” column and include the dates next to the classes as a parenthetical.
     Response: We are reviewing the scope and feasibility of this change and will consider making this change in the future.
AIM Charter Fund
6. Comment: In the “Annual Fund Operating Expenses” chart, does the last sentence in footnote one reference a waiver or breakpoints?
     Response: The footnote references an advisory fee waiver.
7. Comment: In the section entitled, “Principal Investment Strategies of the Fund,” the prospectus states that the Fund will invest up to 25% of its total assets in foreign securities. What type (e.g., equities, debt, etc).?
     Response: The disclosure has been updated to reflect that “[t]he Fund may invest up to 25% of its total assets in foreign securities, which includes debt and equity securities.”
8. Comment: In the section entitled, “Principal Risks of Investing in the Fund,” should you include currency risk to the “Foreign Securities Risk?”
     Response: The foreign securities risk disclosure has been updated to include currency risks.
AIM Constellation Fund
9. Comment: In the “Annual Fund Operating Expenses” chart, “Acquired Fund Fees and Expenses” is listed as a line item, should it be included in the strategies?
     Response: The Fund invests its uninvested cash in affiliated money market funds and therefore has acquired

Vincent Di Stefano
Division of Investment Management
March 11, 2010	Page 3
fund fees and expenses of 0.01%. No other corresponding strategy relating to Acquired Fund Fees and Expenses is included because the Fund does not invest a significant amount in cash or cash equivalents and the Fund is not a fund-of-fund.
10. Comment: In the section entitled, “Principal Risks of Investing in the Fund”, and “Investment Objectives, Strategies, and Portfolio Holdings – Risks,” ”Leverage Risk” is included as a risk, but is not listed as a strategy of the Fund.
     Response: The use of leveraging is not a principal strategy of the Fund, and the risk has been deleted.
AIM Disciplined Equity Fund
11. Comment: In the section entitled, “Fees and Expenses of the Fund,” in footnote 1 to the “Annual Fund Operating Expenses,” consider updating to reflect “Other Expenses are based on estimated amounts for the current fiscal year.”
     Response: The footnote has been updated to reflect, “Other Expenses,” “Acquired Fund Fees and Expenses” and “Total Annual Fund Operating Expenses,” are based on estimated amounts for the current fiscal year.”
12. Comment: In the section entitled, “Principal Investment Strategies of the Fund,” include how management decides when to sell securities.
     Response: The requested change has been made.
13. Comment: Consider adding derivatives risk, high portfolio turnover risk and small cap market risk.
     Response: Derivatives are not used as a principal investment strategy of the Fund. The portfolio turnover for this Fund is below our standard threshold of 100% for inclusion of an active trading strategy and risk. Further, the Fund does not currently intend to invest in small-cap companies. For these reasons, these risks have not been added.
AIM Diversified Dividend Fund
14. Comment: Given the name of the Fund, can you use derivatives to get to the 80% policy requirement?
     Response: The Fund can use derivatives but does not intend to do so; therefore, derivatives are not used as a principal investment strategy of the Fund.
15. Comment: In the section entitled, “Principal Investment Strategies of the Fund,” what types of securities are included in “dividend-paying equity securities?”
     Response: The dividend-paying equity securities in which the Fund can invest are discussed in the Fund’s Statement of Additional Information.
16. Comment: Consider adding derivatives risk.
     Response: Derivatives are not used as a principal investment strategy of the Fund.

Vincent Di Stefano
Division of Investment Management
March 11, 2010	Page 4
17. Comment: In the section entitled, “Objective and Strategies,” consider rewording the “these objectives” in the first sentence
     Response: The requested change has been made.
18. Comment: In the section entitled, “Objective and Strategies”, what type of synthetic instruments are used? Will synthetic instruments no longer be used after May 31, 2010?
     Response: Synthetic instruments can still be utilized by the Fund after May 31, 2010. However, the percentage utilized by the Fund will decrease after May 31, 2010; therefore, synthetic instruments will not be used as a principal investment strategy of the Fund.
AIM Large Cap Basic Value Fund
19. Comment: In the “Annual Fund Operating Expenses” chart of the section entitled, “Fund Summary,” update footnote 1 accordingly.
     Response: The “Acquired Fund Fees and Expenses” line item and corresponding footnote have been deleted from the prospectus because the Fund’s acquired fund fees and expenses are under 0.01%, and such amount, if any, has been included in the “Other Expenses” line item.
20. Comment: In the section entitled, “Principal Investment Strategies of the Fund,” consider adding debt or foreign securities risk.
     Response: Foreign securities risk has been added.
21. Comment: In the section entitled, “Principal Investment Strategies of the Fund,” is “concentrated” as stated defined by the ’40 Act or some other way. If ’40 Act, consider changing the wording; if not, consider using another word (e.g., focus).
     Response: The sentence has been revised to read, “The portfolio manager seeks to achieve strong long-term performance by constructing a diversified but typically focused portfolio that offers...”.
AIM Large Cap Growth Fund
22. Comment: In the section entitled, “Principal Risks of Investing in the Fund,” “Limited Number of Holdings Risk” is included. Does this mean the Fund is concentrated?
     Response: No, the inclusion of this risk does not mean that the Fund is concentrated. In order to determine when to include this risk, we have created an objective test based strictly on the number of holdings.
23. Comment: In the sections entitled, “Principal Investment Strategies of the Fund” and “Risks,” consider adding exchange-traded fund (“ETF”) risk and derivatives risk.
     Response: ETF risk has been added; however, derivatives are not used as a principal investment strategy of the Fund.
General Comments – SAI

Vincent Di Stefano
Division of Investment Management
March 11, 2010	Page 5
24. Comment: Under the “Fund Restrictions” heading of the SAI, please include narrative disclosure as to what is permitted under the 1940 Act at the present time.
     Response: The following narrative disclosure has been added to the “Non-Fundamental Restrictions” to clarify the Fund’s fundamental restriction regarding borrowing:
     In complying with the fundamental restriction regarding borrowing money and issuing senior securities, the Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings).
     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Stephen R. Rimes

Stephen R. Rimes, Esq.
Assistant General Counsel